CONFIDENTIAL TREATMENT REQUESTED BY GODADDY INC.: GDDY-001

March 9, 2015

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Via EDGAR and Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Luna Bloom Melissa Kindelan Patrick Gilmore

Re:	GoDaddy Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed February 24, 2015 File No. 333-196615

Ladies and Gentleman:

On behalf of our client, GoDaddy Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 6, 2015 (the “Comment Letter”), relating to the above referenced Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-196615) (the “Registration Statement”) filed with the Commission on February 24, 2015 and the information provided supplementally to the Commission on March 2, 2015. The Company is concurrently submitting via EDGAR this letter.

Securities and Exchange Commission March 9, 2015 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY GODADDY INC.: GDDY-001

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version concurrently submitted via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we are providing to the Staff by courier copies of this letter. In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. All page references herein correspond to the pages of Amendment No. 6.

Unaudited Pro Forma Financial Information

Unaudited Pro Forma Consolidated Statement of Operations, page 71

1.	Please tell us how you calculated the GoDaddy Inc. pro forma weighted-average shares outstanding from the Desert Newco weighted-average units outstanding for the year ended December 31, 2014, as disclosed on page F-8, presented in the information you provided supplementally.

The Company advises the Staff that the GoDaddy Inc. pro forma weighted-average shares outstanding include only the [***] shares of the Company’s Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), that will be issued as a result of the Reorganization Transactions plus the [***] shares of Class A Common Stock that will be issued in its initial public offering, representing only those shares whose proceeds will be used to repay the senior note (at an assumed initial public offering price of [***] per share, which is the midpoint of the estimated offering price set forth on the cover page of the prospectus). The repayment of the senior note will require the payment of $300,000,000 of principal, a prepayment penalty of $13,500,000 and unpaid interest of $1,125,000, for a total repayment obligation of $314,625,000. Dividing the total repayment obligation of $314,625,000 by the assumed initial public offering price of [***] per share results in the proceeds from [***] shares of Class A Common Stock being needed to make this repayment. Accordingly, the Company has used [***] shares of Class A Common Stock, representing the total of [***] shares

Securities and Exchange Commission March 9, 2015 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY GODADDY INC.: GDDY-001

from the Reorganization Transactions plus [***] shares required to repay the senior note, in its calculation of the pro forma weighted-average shares outstanding. Such [***] total shares were assumed to be outstanding since January 1, 2014 for purposes of the Unaudited Pro Forma Consolidated Statement of Operations.

Unaudited Pro Forma Consolidated Balance Sheet, page 73

2.	Please tell us how you calculated the adjustment for the non-controlling interest in the initial public offering adjustments column in the information you provided supplementally.

The Company advises the Staff that the adjustment for the non-controlling interest included in the initial public offering adjustments column in the Unaudited Pro Forma Consolidated Balance Sheet is calculated based only on the number of LLC Units (and corresponding shares of the Company’s Class B Common Stock, par value $0.001 per share (“Class B Common Stock”)) held by the Continuing LLC Owners after completion of the Reorganization Transactions and the initial public offering. After the completion of these transactions, the Continuing LLC Owners will hold [***] LLC Units, and an equivalent number of shares of Class B Common Stock. Adding the [***] LLC Units to the [***] shares of Class ACommon Stock that will be issued as a result of the Reorganization Transactions and the [***] shares of Class A Common Stock that will be issued in its initial public offering results in a total of [***] LLC Units outstanding, as GoDaddy Inc. will hold an equivalent number of LLC Units to the shares of Class A Common Stock issued as a result of these transactions. The estimated non-controlling interest in Desert Newco, LLC of approximately [***]% is calculated by dividing the [***] LLC Units held by the Continuing LLC Owners by the [***] combined LLC Units outstanding after the completion of the Reorganization Transactions and the initial public offering. The GoDaddy Inc. pro forma non-controlling interest of $[***] is calculated as follows:

Desert Newco LLC’s total members’ equity	$[***]
+ Pro forma accumulated deficit	[***]

= Desert Newco LLC’s pro forma total members’ equity	$[***]
x Non-controlling interest % (approximate)	[***]	%

= Non-controlling interest before deferred tax adjustment	$[***]
+ Deferred tax adjustment for taxable corporate subsidiaries[1]	[***]

= Pro forma non-controlling interest	$[***]

[1]	Subsequent to the Company’s confidential submission made on March 2, 2015, the Company discovered the $[***] related to the deferred tax adjustment was already included in the $[***] of Desert Newco, LLC’s total members’ equity; therefore, it was double counted in the Company’s non-controlling interests adjustment. The Company will adjust its Unaudited Pro Forma Consolidated Financial Information to exclude this amount in its next filing.

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Notes to Consolidated Financial Statements

Note 15. Subsequent Events, page F-36

3.	Please revise to disclose the stock option grant on February 23, 2015, as well as the expected impact the additional grants will have on your financial statements, as it appears to be significant and occurred before the financial statements were available to be issued.

The Company advises the Staff that the Company will revise the Subsequent Events disclosure on page F-37 of the Registration Statement as follows to include the following language to address the Staff’s comment:

“On February 23, 2015, we granted options to purchase an aggregate of 1,799,183 units at an exercise price of $19.50 per option, which is equal to the fair market value of our units on the date of grant. The weighted-average grant date fair value of these awards was determined to be $7.90 per option, which will be recognized as compensation expense over the required future service period of each award, taking into account the probability of our achievement of the associated predetermined performance targets.”

*****

Securities and Exchange Commission March 9, 2015 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY GODADDY INC.: GDDY-001

Please direct any questions with respect to the Company’s responses to me at (650) 565-3765 or aspinner@wsgr.com, or to my colleague, Jeffrey D. Saper, at (650) 320-4626 or jsaper@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Allison B. Spinner
Allison B. Spinner

Enclosures
cc:	Freedom of Information Act Officer (without enclosures)

Blake J. Irving
Nima Kelly
GoDaddy Inc.

Jeffrey D. Saper
Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg
Sarah K. Solum
Davis Polk & Wardwell LLP